Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The below contains excerpts of portions of Pfizer Inc.’s second-quarter 2019 earnings conference call, held on July 29, 2019, that are related to the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

Charles E. Triano - Pfizer Inc. - SVP of IR

Good morning, and thank you for joining us today to review Pfizer’s second quarter 2019 performance and our updated 2019 financial guidance. We appreciate your flexibility today. I know it’s been a busy morning for everyone.

I’m joined today by our CEO, Albert Bourla; Frank D’Amelio, our CFO; Mikael Dolsten, President of Worldwide Research and Development; Angela Hwang, Group President, Pfizer Biopharmaceuticals Group; John Young, our Chief Business Officer; and Doug Lankler, our General Counsel.

The slides that will be presented on this call were posted to our website earlier this morning and are available at pfizer.com/investors. You’ll see here that Slide 3 covers our legal disclosures. Also, any discussion related to our recently announced proposed transaction with Mylan to combine Upjohn and Mylan to create a new global pharmaceutical company is subject to certain risks and uncertainties that are discussed under the

Forward-Looking Statements section in the press release we issued this morning. Today’s call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities.

With that, I’ll now turn the call over to Albert Bourla. Albert?

Albert Bourla - Pfizer Inc. - CEO & Director

Thank you, Chuck, and good morning, everyone. During my remarks, I will discuss the progress we are making in the business, the latest advancements within our R&D pipeline and our ongoing work to advocate for policies that support affordable access for patients. But before I address these topics, I would like to make a few comments regarding our recent activities to reshape our company, including the agreement we announced this morning.

We have been very busy. We recently completed the Therachon acquisition. We expect to close the Array acquisition very soon. We are about to create the joint venture with GSK for our Consumer business, and we just announced the proposed agreement with Mylan for our Upjohn business. When all these actions are complete, Pfizer will be a smaller, more focused science-based company with a singular focus on innovative pharma. We believe we will be in a position where our pipeline will be able to move the needle even more dramatically in terms of our long-term growth prospects.

Looking ahead, we expect the pending combination of Upjohn and Mylan to allow both Pfizer and Upjohn to have a singular focus on their respective parts of the business. We believe this will enable us to deliver enhanced value for patients, colleagues and shareholders. I also want to congratulate Michael Goettler on being named CEO of the combined company. While I personally will be sorry to see him leave Pfizer, I know from having worked closely with him for many years that the new company is getting a strong leader and the right person to help it seize the tremendous opportunity that lies ahead.

Timothy Minton Anderson - Wolfe Research, LLC - MD of Equity Research

If I could just go back to split. So splitting up, first contemplated in early 2011. Then in 2017, you guys kind of called it off. And one of the reasons for that was the valuation and spec pharma went down. That was kind of viewed as the comp for Established products. And I think on a sum of the parts basis, you guys are worried you wouldn’t unlock value. So if I fast-forward to where we are today, spec pharma multiples have gone even lower. That’s going to be some variation if that’s going to be what’s applied to the Upjohn business. So that part of the problem hasn’t really gotten any better. And I’m wondering kind of what changed in your viewpoint from 2017, when that was viewed as an impediment, to today, where apparently it’s not. So that’s the first question.

Second question is just the emerging markets part of Upjohn, I think, is about $4 billion or 40% of total Upjohn revenues. Does this disrupt the corporate footprint in emerging markets that was a pretty sizable business, that’s a scale business as well? And was there any contemplation on keeping the emerging market part within the parent Pfizer company?

Albert Bourla - Pfizer Inc. - CEO & Director

Yes. Thank you, Tim. Look, as you said, the scenario split in the company was put to bed earlier on. And that scenario was mainly a scenario to take advantage of the multiples at the time, so it was kind of a financial engineering. But it didn’t work and will not work in general in Pfizer. This is why we moved away from this strategy. What we tried to do is to create operational value, value that is creating by putting similar things together.

And the first step we did was to create Upjohn because Upjohn had very different characteristics from the previous Established products. It was basically carefully selected assets that was trying to get advantage of the very positive demographics that were happening in Asia and particularly in China in terms of the types of volume creation. And that was something that we completed internally and we always knew that autonomous operation, having them run almost like a company within a company, was going to create value. So that’s the first step.

But when we assessed the complementarity of the Upjohn business together with Mylan, we understood that then we can create a substantially better, bigger company. So this is the reason why we said that Upjohn, instead of keeping it inside, which is very different than the Established products, it, in all aspects, very different portfolio, very different size, very different everything, is now going to create significant value by putting together with Mylan.

Now as regards the emerging markets, not at all. Let’s start with China and then I will take it to the emerging markets in general. Upjohn, let’s start with Upjohn. As part of the new company, now we have a strong pipeline we didn’t have before and they’ll have a strong pipeline to put through the great commercial infrastructure in China to fuel the growth. Now what’s in China? The RemainCo - the Biopharmaceutical, Pfizer’s presence in China. The remaining Pfizer, it is almost half of the $5 billion that we have right now in China. So the size will be significant.

And then you can see the growth prospects of this business is growing 26% in the second quarter. So it’s doing very well. But we are even more excited about the futures growth of this business. We maintain all our R&D and field force capabilities in China. By the way, all of that are completely segregated right now. And in addition - with Upjohn, I mean. And in addition, we are expecting to file up to 19 new products in the next few years in China. So that’s very significant.

Now let’s move to in general, the emerging markets in the RemainCo. The size of emerging markets currently in the Biopharmaceutical businesses is almost 20% of the total business. And if you see the growth trajectory of this business is growing almost triple the rate than the remaining of the Biopharmaceutical business. So with this transaction, we do not reduce the scale or the growth prospects at all of the main Pfizer into emerging markets.

Operator

Your next question comes from Terence Flynn from Goldman Sachs.

Terence C. Flynn - Goldman Sachs Group Inc., Research Division - MD

Maybe for the Biopharma business, you guided to 5-year growth rate at the high end of mid-single digits. So just wondering, any meaningful differences there in your projections versus consensus? And then Albert, would welcome any additional perspective on the proposed Senate drug pricing legislation and maybe your Part D exposure on a pro forma basis.

Albert Bourla - Pfizer Inc. - CEO & Director

Yes. Thank you very much and very good questions. First of all on the first, we never comment on other people’s projections. I know that this is your job to do projections but we have our internal. So Frank, you want to make a comment on that and then I will take the second question.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So I can comment on the revenue and obviously to Albert’s point, we’ll talk about our numbers, I’ll talk about our numbers. So from my perspective, the 5-year CAGR - revenue growth CAGR will improve. We’ve said previously mid-single digits. Now we’re saying high mid-single digits. We’ll see the growth faster. The reason we’ll see the growth faster is immediately upon close, Lyrica LOE goes to Upjohn so we won’t have that. We believe the growth will be more sustainable because it’s on a smaller base. And then most importantly, we will leverage that growth to the bottom line, as we always do. So that’s how we think about the revenue.

Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

I wanted to touch up on a couple of things, if I may. First, as we think about the China pricing concerns, the question that I’ve been toying with is Lipitor and Norvasc were down 27% or so this quarter. We’ve seen some evidence online that the tenders in China could be as high as 70% price drop. So is the price drop done on Lipitor and Norvasc or are we expecting more? And then the same theme over to the antibiotics business as well because presumably, the 7 plus 4 initiative could expand to antibiotics and your thoughts on China business as it relates to antibiotics?

Albert Bourla - Pfizer Inc. - CEO & Director

Yes. And I think Michael gave a very good overview of the situation in China in a previous call but I can give you also a summary. I think the - right now, the value - the volume-based procurement will expand from 11 cities to more cities and that will affect the price. So I think that the prices will go down. At the same time, we see that there is tremendous volume opportunity of going up. So as a result, we think that eventually, the business will be rebased as this goes to 31 cities, but there will be continued growth for the high-quality branded products because the Chinese health care system including physicians and patients, they place a lot of value in the brand equity of this drug.

So that has been calculated in all our numbers but were included for China and you saw it in the previous presentation. And that will continue. By the way, our antibiotics, they are in Pfizer - in the remaining Pfizer, they’re not part of Upjohn, it’s part of Sterile Injectables and they’re not in QCE, so they are not affected at all by that. So far, as regard the trajectory for our business in China. From the rebates business, we think because of the volumes after all this price hit, significant volume expansion, we will continue seeing volume growth - revenues growth in China.

Operator

The next question comes from Chris Schott from JPMorgan.

Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst

Just on the margin side of the story. As we think about high to mid-single-digit growth for the Pfizer Biopharma business, can you just elaborate on what that looks like in terms of the magnitude of margin expansion and pretax growth we can think about for Pfizer over time? I guess, trying to get to the question here, is there areas you still need to ramp investment on that core Innovative business? Or can we think about much of the top line growth over the next few years falling largely to the bottom line? My second question, which is coming back to tafamidis and just the launch dynamics on that product. Just any early color of how we should - how you’re thinking about the coming quarters and the type of ramp that we should be thinking about as that product gets off the ground?

Albert Bourla - Pfizer Inc. - CEO & Director

Frank, would you like to comment how we see margins evolving in the remaining company?

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So Chris, I talked about in my prepared remarks, margins - IBT margins I talked about in the mid-30s. The reason I did that was because we’re shifting income from above the line to below the line with things like the Consumer joint venture, think about above other income to in other income. So we used IBT as, I’ll call it, the benchmark to use going forward as a percentage of revenues, so mid-30s. But we fully expect as our revenues grow for us to leverage that to the bottom line. I think we’ve demonstrated that over the years, we will continue to do that going forward. So yes, as our revenues grow, we expect margin expansion to the bottom line then obviously to not only to IBT but obviously to the EPS line as well.

Charles E. Triano - Pfizer Inc. - SVP of IR

Chris, just to clarify. We use IBT as income before tax. I’m not sure how common that phrase is used. But for us, it’s operating income plus other income and that’s the IBT that Frank’s been referencing.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Thanks, Chuck.

Operator

Your next question comes from Andrew Baum from Citi.

Andrew Simon Baum - Citigroup Inc, Research Division - Global Head of Healthcare Research and MD

A couple of questions, please. First, we are living in a very active M&A environment, thinking of AbbVie, Bristol, Takeda and so on and so forth. Your new structure will leave you a smaller company but you will have the $12 billion additional cash from the Mylan transaction. How are you thinking about deploying your balance sheet, and whether there is a need to reconfigure the recent historic stance of shying away from larger-scale M&A? So that’s the first question. And then the second, more of a housekeeping question. Inlyta is an increasingly important drug, as you called out, in relation to the renal cell approvals. You have a crystal line patent, which would take you out until 2030. You list the basic patents in your annual report which is 25. What is your confidence that in the fact, you may be able to derive cash flows in the U.S. all the way out to 2030 using that second patent?

Albert Bourla - Pfizer Inc. - CEO & Director

Thank you very much, Andrew. Let me make a comment on BD and then I will ask Frank to comment on the capital structure of the new company and then Angela, you will answer the Inlyta. So as I said before, nothing is changing with this deal in the way that we see business development for Pfizer going forward. You will see Pfizer to be active in BD, continues to be active in BD. And as we have said preferably, that will be on bolt-on opportunities, that would be on early to mid-stage opportunities where maybe there is higher risk as you know, but the value creation is further greater and the risk of operational disruption is much lower. So we have this philosophy before and continue having it.

Regarding large-scale M&A, as we said, we’ll never say never. And — but right now, the opportunity we have to advance our pipeline is unique, and I still do not see the need to do a large deal right now because that can only create disruptions. With that, I would like to ask Frank to give a more general overview on the capital structure.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So Andrew, you mentioned the $12 billion of cash that we’re going to receive from the transaction. Our intention is to pay down debt with that $12 billion of cash. That solidifies what’s already a really strong balance sheet. We continue to have — expect to continue to have a solid credit rating. And then as you mentioned, we’ll also generate $11 billion to $12 billion in operating cash flow post-close. Obviously from that, we will pay the dividend and we said we will keep our shareholders whole on the dividend. We get the importance of the dividend; obviously, CapEx, investing in the business and then the remainder will be looking at relative to share repurchases and to business development.

Albert Bourla - Pfizer Inc. - CEO & Director

Thank you very much, Angela. And let me make some final comments to give the highlights of the business and I want to see it from the Pfizer shareholders as well, what the Pfizer shareholder is receiving.

So first of all, our shareholders will receive 57% of the new created company. The new company will be stronger, will have a great scale, great diversification, great R&D and much more focused. Of course it will have a great capital structure. We believe that Mylan’s equity is right now significantly undervalued. 5 months ago, their stock was $32 which is more than certainly Friday’s close. We have done a lot of due diligence as a responsibility for our shareholders, and we feel comfortable with what we have seen.

We do not believe the issues were related to the underlying business of the undervaluation of their stock. In fact, we discovered they have done a very good job with their pipeline and they have diversified as a the result their business. Also we discovered that they have a very credible cost control, their cost. The issues were related to uncertainties around strategic direction, around governance, around shareholder friendliness and we believe that this transaction checks all boxes.

This results in a materially less leveraged company, robust cash flows which facilitates payment of an attractive dividend, redomeciles the company back to the U.S. in the most shareholder-friendly jurisdiction, which is Delaware. And we do that with no meaningful dissynergy impacts. So there will be no tax dissynergies. And of course, we have a strong performing governance.

Now this is what our shareholders received from that. In addition, they will receive a 57% on the value of synergies of this combination will create, and of course, they will receive $12 billion in cash. But what is more important for our shareholders it is what — how the remaining company, Pfizer, will look like. The company will be singularly focused on innovative biopharma with valuable growth assets in a strong pipeline. Our product portfolio and pipeline will more easily move the needle in terms of growth impact, given the smaller size which will also make the growth more sustainable. We anticipate the remaining Pfizer’s revenue CAGR on a 5-year basis will improve to the high end of mid-single-digit and this will happen the moment that we close the transaction.

We also, as I said, believe that the growth will be much more sustainable given the small size and given the fact that the size goes down but all the growth assets and all the R&D remains in the main company. And finally, we will continue, of course, to have a very strong balance sheet with a solid credit rating. We believe that when you see this transaction in the context of the previous 3 — actually, all transactions are closing in this week or next week, which is the Therachon acquisition, we expect to close very soon the Array acquisition, we expect to close very soon the formation of the JV and we announced today this, create a very different Pfizer that will be in the leadership of growth profile in top and much more bottom line. So thank you for all your questions and have a nice afternoon.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.